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                           October 2, 2020

       Kazuhiko Sueyoshi
       Director and Chief Financial Officer
       Sawai Pharmaceutical Co., Ltd.
       5-2-30, Miyahara
       Yodogawa-ku, Osaka 532-0003
       Japan

                                                        Re: Sawai
Pharmaceutical Co., Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted September
18, 2020
                                                            CIK No. 0001816901

       Dear Mr. Sueyoshi:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 3, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted September 18, 2020

       Directors of SGH Following the Share Transfer, page 68

   1. Please revise to disclose your response to prior comment 4 and clarify whether the new
                                                        SGH entity will have
the same senior management positions/roles as does Sawai
                                                        Pharmaceutical. For
example, we note your disclosure that Mitsuo Sawai, Kenzo Sawai,
                                                        Kazuhiko Sueyoshi and
Toru Terashima currently serve in various senior management
                                                        positions/roles at
Sawai Pharmaceutical based on their director biographies, such as
                                                        President, Vice
President and Chairman. Please add disclosure on whether or not your senior managers
referenced above will hold similar positions in the new SGH entity. To
 Kazuhiko Sueyoshi
Sawai Pharmaceutical Co., Ltd.
October 2, 2020
Page 2
      the extent that your plan calls for material changes to your senior management in connection with the Share Transfer, please include relevant disclosure.
       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions



                                                           Sincerely,
FirstName LastNameKazuhiko Sueyoshi
                                                           Division of
Corporation Finance
Comapany NameSawai Pharmaceutical Co., Ltd.
                                                           Office of Life
Sciences
October 2, 2020 Page 2
cc:       Masahisa Ikeda
FirstName LastName